ARCON

International Resources P.l.c.

60 Merrion Road, Ballsbridge, Dublin 4.
Telephone: 353 1 667 3063. Fax: 353 1 667 3065.
E-mail: info@arcon.ie Web: www.arcon.ie

04 JAN 16 AM 7:21

04012129

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

SUPPL

January 7, 2004

Re: ARCON International Resources P.l.c., Rule 13g - 2g(b) Exemption File No. 82-4803

To Whom It May Concern:

Please find enclosed information and/or documents furnished on behalf of ARCON International Resources P.l.c. (Rule 12g3-2(b) File No. 82-4803) submitted pursuant to paragraph (b) (I) (iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act of 1934.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Yours sincerely.

Michael Graham,
Company Secretary.

ARCON

Interim Report and financial Statements 2003

- R. Zone is now confirmed as one of the richest deposits discovered in Ireland, a measured resource of 2.3 million tonnes grading 19.8% zinc, 7.6% lead and 65g/t silver.
- Turnover (after smelter deductions) of €11.0 million, was up 4.6% compared to the corresponding period last year, despite a 19% fall in the euro zinc price. The average zinc price for the first six months was €716 per tonne.
- The loss before tax decreased 9.6% to €5.0 million compared to same period last year due to higher turnover, reduced smelter charges and depreciation.
- Refurbishment to plant and equipment to optimise production levels continued. The annualised milling rate in the period was 662,000 tonnes. This rate was achieved despite the redeployment of personnel to develop the R Zone access.
- Planning and mine licence applications have been submitted to develop the R Zone.
- The Company has announced a placing to raise a gross €5.7 million by the issue of 158,120,000 new ordinary shares with UK institutions representing approximately 10% of the issued share capital.

Dear Shareholder,

Undoubtedly the major highlight of the first half of 2003 was the confirmation of the exploration success at the R Zone through the infill drilling programme. To date ARCON, which holds an exclusive exploration licence over the entire zone, has identified a measured resource of 2.3 million tonnes at 19.8% zinc, 7.6% lead and 65g/t silver. This resource contains 450,000 tonnes of zinc, 175,000 tonnes of lead and 4.6 million ounces of silver in situ. A 550 metre drive from the existing CW Zone commenced in March and reached the R Zone early in the 3rd quarter. A planning application for development and mine licence have been made to the relevant regulatory authorities. Once approval is received, concentrate production will be maximised by blending a portion of ore from the R Zone with that from remaining reserves to process 750,000 tonnes per annum at a blended grade of 13.25% Zn in 2004, rising to the average mine grade of 14.4% in 2005.

Mining

During the period under review, ARCON processed 331,000 tonnes of ore and made shipments of 62,400 tonnes of zinc concentrates to its customers in Europe. These production rates were the highest ever achieved by ARCON in a six month period and represent an increase of 4.5% in ore processing and 28% increase in concentrates shipments. It is even more significant that this record ore processing increased in the period when mining personnel had been deployed to work the R Zone access.

Exploration

The exploration programme has focussed on infill drilling of the R Zone and has successfully confirmed the high grades. It is planned to investigate further anomalies identified in and around the R Zone and general mine area in the second half of the year.

Finance

Turnover (after smelter deductions) for the period increased 4.6% compared to the same period in 2002 despite a reduction of 19% in the euro equivalent sales zinc price for the same period. This increase in turnover arose due to higher production volumes.

Operating losses have been reduced by 20% to €4.4 million due to higher turnover and reduced depreciation charges following the R Zone resources being declared commercial by the Directors for depreciation purposes.

The Company has announced a placing to raise a gross €5.7 million by the issue of 158,120,000 new ordinary shares with UK institutions representing approximately 10% of the issued share capital. The proceeds will be used for capital expenditure to increase production capacity required to treat the higher grade R Zone, continuation of the exploration programme and general working capital.

Outlook

The current zinc market has finally started to show an increase from the very low US dollar prices for base metals, which coupled with the strengthening of the US dollar has resulted in higher Euro zinc prices. In conjunction with the rising prices, the commencement of mining of the rich R Zone shortly, will transform your Company's cashflow and ensure that it is cash positive even at today's low prices. The completion of the refurbishment of the plant and equipment will maximise production and reduce unit operating costs further.

Tony O'Reilly Jnr.
Chairman

ARCON International Resources P.l.c.

Consolidated Profit & Loss Account for the six months ended 30 June 2003

	2003 Unaudited €'000	2002 Unaudited €'000
Gross Value Metal Sold	22,808	22,654
Smelting Charges & Deductions	(11,849)	(12,176)
Turnover	10,959	10,478
Cost of Sales		
Production Costs	(10,244)	(10,137)
Depreciation	(2,415)	(3,021)
	(12,659)	(13,158)
Gross Loss	(1,700)	(2,680)
Operating Costs		
Operating & General Administration	(1,325)	(1,258)
Selling & Distribution	(1,464)	(1,177)
Foreign Exchange Gain/(Loss)	154	(177)
Mineral Exploration Costs Written Off	(93)	(244)
	(2,728)	(2,856)
Operating Loss	(4,428)	(5,536)
Exceptional Gain on Settlement of Debt	–	697
Loss on Ordinary Activities Before Interest	(4,428)	(4,839)
Interest Receivable & Similar Income	25	21
Interest Payable & Similar Charges	(554)	(663)
Loss on Ordinary Activities Before Taxation	(4,957)	(5,481)
Tax on Loss on Ordinary Activities	–	–
Retained loss for the period	(4,957)	(5,481)
Profit & Loss Account, Beginning Of the Period	(95,465)	(80,809)
Retained Loss for the Period	(4,957)	(5,481)
Profit & Loss Account, End of Period	(100,422)	(86,290)
Loss per Ordinary Share - Euro	(€0.0031)	(€0.0195)

Consolidated Balance Sheet at 30 June 2003

	Group 2003 Unaudited €'000	Group 2002 Unaudited €'000
Fixed Assets		
Mineral Interests	21,099	25,906
Other Tangible Assets	10,420	11,186
	31,519	37,092
Current Assets		
Stock	1,007	1,049
Debtors	1,505	1,432
Investments	1	1
Cash at bank & on hand	2,221	11
	4,734	2,493
Creditors: Amounts Falling Due Within One Year		
Bank Loans & Overdrafts	(3,501)	(12,972)
Trade Creditors	(4,814)	(3,835)
Accruals	(5,103)	(4,422)
Lease Obligations	(206)	–
	(13,624)	(21,229)
Net Current Liabilities	(8,890)	(18,736)
Total Assets Less Current Liabilities	22,629	18,356
Creditors: Amounts Falling Due After More Than One Year		
Bank Loans	(9,843)	(20,891)
Lease Obligations	(675)	–
Provision for Liabilities & Charges	(4,544)	(3,999)
Net Assets/(Liabilities)	7,567	(6,534)
Capital & Reserves		
Called Up Share Capital	30,189	17,251
Capital Conversion Reserve Fund	1,002	1,002
Share Premium Account	77,608	59,197
Profit & Loss Account	(100,422)	(86,290)
Foreign Currency Translation Reserve	(810)	2,306
Equity Shareholder's Funds	7,567	(6,534)

ARCON International Resources P.l.c.

Consolidated Cashflow Statement for the six months ended 30 June 2003

	2003 Unaudited €'000	2002 Unaudited €'000
Net cashflow from Operating Activities	(571)	(2,695)
Returns on Investments and Servicing of Finance	4	(950)
Capital Expenditure and Financial Investment	(2,514)	(1,525)
Net Cash outflow before use of Liquid Resources and Financing	(3,081)	(5,170)
Management of Liquid Resources	–	65
Financing	3,482	4,455
Increase/(Decrease) in Cash	401	(650)

ARCON International Resources P.l.c.

Reconciliation of net Cashflow to Movement in Net Debt

	2003 Unaudited €'000	2002 Unaudited €'000
Increase/(Decrease) in Cashflow for Period	401	(650)
Cashflow from draw-down of bank loans, Capitalised interest, net	(4,111)	(4,455)
Cash (inflow) outflow from movement In Liquid Resources	–	(65)
Change in net debt arising from cashflows	(3,710)	(5,170)
Gain on settlement of debt	–	846
Foreign Exchange Translation	988	3,383
Net Debt at beginning of period	(8,401)	(33,001)
Net Debt at end of period	(11,123)	(33,942)

Notes to the Financial Statements – 30 June 2003

1. ARCON has submitted a planning and mining licence application to mine ore from the R Zone discovery. Accordingly, the Directors have declared the R Zone commercial for the purposes of calculating depreciation on a unit of production output basis.
2. The financial statements for the six month periods ended 30 June 2003 and 30 June 2002, which were approved by the Directors on 22 September 2003, are neither audited nor reviewed by our Auditors. There have been no changes to existing accounting policies, which have been consistently applied throughout the period.

ARCON International Resources P.l.c. 60 Merrion Road, Ballsbridge, Dublin 4.
Tel: +353 1 667 3063 Fax: +353 1 667 3065 www.arcon.ie